

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 23, 2017

John Macke
Principal Financial Officer
Merchants Bancorp
11555 North Meridian Street, Suite 400
Carmel, IN 46032

> **Re: Merchants Bancorp**
> **Draft Registration Statement on Form S-1**
> **Submitted July 27, 2017**
> **CIK No. 0001629019**

Dear Mr. Macke:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. We note your disclosure regarding your experienced management, business growth and competitive strengths. Please balance this discussion with a summary of the material risks that you face.

Experienced Board and Management Team, page 1

3. Please disclose that Messrs. Petrie and Rogers will collectively control the outcome of matters submitted to your shareholders for approval, including the election or removal of directors, the amendment of our articles of incorporation, along with significant transactions. Please further disclose that their ability to control the company may conflict with the interests your other shareholders. Please refer to Item 503(a) of Regulation S-K for guidance.

Pending Acquisitions, page 11

4. Please briefly describe your "additional product offerings" and the "attractive program" you will have access to as a result of your two pending acquisitions. Please revise the disclosure in "Our Corporate Structure" section to identify the material changes these acquisitions will have on the "various banking and financial services" you offer, as applicable.

Risk Factors

Liquidity risks could affect operations and jeopardize our business . . . , page 19

5. In this risk factor or a separate risk factor, please highlight your use of brokered deposits as a significant source of funds in recent periods and discuss the material risks associated with their use.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 48

General

6. Please revise to include quantitative and qualitative disclosures about market risk required by Item 305 of Regulation S-K.

7. Please revise where appropriate to include a discussion of the general policies governing your loan origination activities for loans held for investment. Include loan-to-value, debt coverage and collateralization percentages where possible, such that investors may better understand the underlying risk characteristics of loans held for investment.

Management

Board and Committee Matters

Director Independence, page 106

8. Please disclose whether or not you will be a controlled company under NASDAQ rules as well any exemptions available to you as a result, whether or not you currently intend to utilize any such exemption. In this regard, we note your first risk factor on page 34.

Executive Compensation

Employment Agreements, page 113

9. Please disclose the material terms of Mr. Dury's employment agreement, including the applicable commission percentage of loan fees above a certain threshold, as well as his 2016 bonus. To the extent Mr. Dury's 2016 bonus exceeded the commissions he was due under his amended employment contract, please disaggregate these amounts in a footnote to the Summary Compensation Table. Please refer to Item 402(o) of Regulation S-K for guidance.

Certain Relationships and Related Party Transactions

Pending Acquisition of Joy State Bank, page 119

10. Please disclose how your board of directors considered and approved the first amendment to the Joy State Bank merger agreement, as well as the related stock purchase agreement with two directors that control approximately 95% of your common stock. For example, please disclose whether and to what extent Messrs. Petrie and Rogers participated in discussions concerning these transactions and whether such transactions were approved by either your Audit Committee or a special committee of your board of directors.

Directed Share Program, page 138

11. We note your disclosure that in addition to officers, directors and employees, shares under the directed share program will be offered to "certain other individuals associated with us . . . ." Please revise your disclosure to identify with more specificity the category of persons eligible to participate in the program. Additionally, please disclose whether these shares will be subject to the same lock-up period.

Exhibit Index

12. Please attach the Subordinated Promissory Note referenced in Exhibit 10.8, which defines material terms of your revolving subordinated loan agreement, such as its maturity date and interest rate.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Michael J. Messaglia, Esq.